Exhibit 99.2

Satyam Computer Services Limited
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad - 500 003

Audited financial results for the quarter and half-year ended September 30, 2003

		Rs. in lakhs

		Quarter	Quarter	Half -year	Half- year	Year
		ended	ended	ended	ended	ended
Sl.No.	Particulars	30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003

1	Income from software exports	58,188.22	49,278.05	112,781.05	95,171.40	200,329.71
2	Income from domestic sales	1,660.88	635.67	3,033.32	1,123.90	2,035.38
3	Other income	3,758.59	591.35	4,828.27	1,357.87	2,785.61
4	Total income	63,607.69	50,505.07	120,642.64	97,653.17	205,150.70
5	Personnel expenses	30,403.88	24,239.65	58,141.01	47,405.69	98,049.52
6	Operating and administration expenses	12,787.97	10,012.58	24,776.26	18,900.05	42,462.41
7	Total expenditure	43,191.85	34,252.23	82,917.27	66,305.74	140,511.93
8	Profit before interest, depreciation and tax (PBIDT)	20,415.84	16,252.84	37,725.37	31,347.43	64,638.77
9	Financial expenses	18.93	19.15	39.05	33.80	72.08
10	Depreciation and amortization	2,847.20	3,112.18	5,793.64	6,258.05	12,418.32
11	Profit before tax	17,549.71	13,121.51	31,892.68	25,055.58	52,148.37
12	Provision for tax	2,790.92	1,230.78	4,984.55	2,320.34	6,160.35
13	Net profit	14,758.79	11,890.73	26,908.13	22,735.24	45,988.02
14	Non-recurring/Extraordinary items	—	(75.18)	—	(75.18)	(15,245.79)
15	Profit after tax and non-recurring/extraordinary items	14,758.79	11,815.55	26,908.13	22,660.06	30,742.23
16	Paid-up equity share capital (Par value of Rs. 2 per share)	6290.93	6,290.82	6290.93	6,290.82	6,290.86
17	Reserves excluding revaluation reserves	229,331.32	206,903.81	229,331.32	206,903.81	207,196.75
18	EPS – basic* (On par value of Rs. 2 per share)
	- Before non-recurring / extraordinary items (Rs.)	4.69	3.78	8.55	7.23	14.62
	- After non-recurring / extraordinary (Rs.)	4.69	3.76	8.55	7.20	9.77
19	EPS – diluted* (On par value of Rs. 2 per share)
	- Before non-recurring / extraordinary items (Rs.)	4.69	3.77	8.55	7.21	14.58
	- After non-recurring / extraordinary (Rs.)	4.69	3.75	8.55	7.19	9.75
20	Dividend per share (Rs.) (On par value of Rs. 2 per share)	1.20	0.80	1.20	0.80	3.00
21	Aggregate of non-promoter shareholding
	- Number of Shares	254,026,306	246,550,286	254,026,306	246,550,286	249,299,536
	- Percentage of shareholding	80.76	78.38	80.76	78.38	79.26

* EPS for the quarter and half year ended September 30, 2003 includes Rs. 0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

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Segment wise revenue, results and capital employed for the quarter and half-year ended September 30, 2003

		Rs. in lakhs

		Quarter	Quarter	Half- year	Half- year	Year
		Ended	Ended	ended	Ended	Ended
Sl.No.	Particulars	30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003

1	Segment revenue
	Information technology services	59,849.10	49,913.72	115,814.37	96,295.30	202,365.09
	Less : Inter segment revenue	—	—	—	—	—
	Net Sales income from operations	59,849.10	49,913.72	115,814.37	96,295.30	202,365.09
2	Segment results profit / (loss) before tax and interest
	Information technology services	13,810.05	12,549.31	27,103.46	23,731.51	49,434.84
	Less : Interest and financial charges	18.93	19.15	39.05	33.80	72.08
	Add: Other income	3,758.59	591.35	4,828.27	1,357.87	2,785.61
	Total profit before tax	17,549.71	13,121.51	31,892.68	25,055.58	52,148.37
3	Capital employed
	Information technology services	83,500.10	102,462.79	83,500.10	102,462.79	87,393.38

Notes:

1.	The results for the quarter and half-year ended September 30, 2003 have been taken on record by the Board of Directors at its meeting held on October 23, 2003.

2.	The Board of Directors have declared an interim dividend of Rs. 1.20 per share (60% on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 12, 2003.

3.	The Company allotted 3,507 equity shares of Rs.2/-each during the quarter ended September 30, 2003 pursuant to the exercise of stock options by the associates. In view of the allotment of shares upon exercise of stock options by associates subsequent to September 30, 2003, Board of directors has approved the payment of interim dividend on the outstanding shares as on the record date.

4.	The Company offered for sale 1,000,000 shares of Sify Ltd. through its sponsored ADS programme, for an aggregate purchase price of Rs.1,989.04 lakhs in cash and consequently the holding of the company in Sify Ltd. has reduced to 32.1% from 35.0%. The net profit for the quarter and half year ended September 30, 2003 includes an amount of Rs. 1,386.77 lakhs from such sale.

5.	The total manpower strength as on September 30, 2003 stood at 11,250 associates as against 10,592 associates as on June 30, 2003 signifying an increase of 658 associates. The number of technical associates increased by 610 to close the quarter at 10,447 (9,837 associates as on June 30, 2003).

6.	Details of investor complaints for the quarter ended September 30, 2003:

			Disposed off
	Pending as on	Received during	during the	Unresolved at the
Nature	July 1, 2003	the quarter	quarter	end of the quarter

Dematerialisation / Rematerialisation	0	2	2	0
Transfer of /Split/Bonus shares	0	6	6	0
Dividends	0	116	116	0

Total	0	124	124	0

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

For and on behalf of the Board of Directors

Place Date	: Secunderabad : October 23, 2003	B.Rama Raju Managing Director

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Consolidated financial results as per Indian GAAP for the quarter and half –year ended September 30, 2003

		Rs. in lakhs

		Quarter	Quarter	Half –year	Half -year	Year
		ended	ended	Ended	Ended	Ended
		30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Income from services	58,705.23	55,666.72	115,222.23	107,086.99	219,917.23
2	Income from sale of hardware and software	1,662.86	732.60	1,717.23	1,520.61	2,278.58
3	Other income	3,143.27	975.27	4,221.12	2,143.44	3,958.15
4	Total income	63,511.36	57,374.59	121,160.58	110,751.04	226,153.96
5	Personnel expenses	30,817.53	27,068.71	58,807.32	52,746.61	107,033.45
6	Cost of software and hardware sold	16.09	593.74	36.60	1,210.66	1,639.68
7	Operating and administration Expenses	13,356.89	14,781.41	25,879.96	28,855.74	57,591.66
8	Total expenditure	44,190.51	42,443.86	84,723.88	82,813.01	166,264.79
9	Profit before interest, depreciation & miscellaneous write offs	19,320.85	14,930.73	36,436.70	27,938.03	59,889.17
10	Financial expenses	27.97	45.00	53.87	103.22	184.05
11	Depreciation and amortization (incl. impairment of goodwill)	2,899.92	5,862.98	5,875.45	10,502.62	17,969.41
12	Provision for decrease in value of investments	—	200.00	—	3,361.13	3,361.13
13	Miscellaneous expenditure written off	14.10	39.72	25.31	221.30	318.07
14	Profit before taxation, non-recurring /extraordinary items and minority interest.	16,378.86	8,783.03	30,482.07	13,749.76	38,056.51
15	Provision for taxation	2,805.58	1,230.78	5003.77	2320.34	6,176.23
16	Profit after taxation, and before non-recurring /extraordinary items and minority interest.	13,573.28	7,552.25	25,478.30	11,429.42	31,880.28
17	Provision for diminution in value of investments	—	75.18	—	75.18	2,608.70
18	Share in profit/loss of associate companies	(218.39)	—	(919.40)	—	(892.17)
19	Minority interest	—	1,986.93	—	5,350.87	6,325.40
20	Profit after taxation, non-recurring/extraordinary items and minority interest.	13,354.89	9,464.00	24,558.90	16,705.11	34,704.81
21	Paid- up equity share capital (par value of Rs.2 per share)	6,290.93	6,290.82	6,290.93	6,290.82	6,290.86
22	Reserves excluding revaluation reserves	233,930.63	204,048.89	233,930.63	204,048.89	213,534.45
23	EPS – basic*
	(On par value of Rs.2 per share)
	- Before non-recurring / extraordinary items (Rs.)	4.25	3.03	7.81	5.33	11.86

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		Rs. in lakhs

		Quarter	Quarter	Half –year	Half -year	Year
		ended	ended	Ended	Ended	Ended
		30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

	- After non-recurring / extraordinary (Rs.)	4.25	3.01	7.81	5.31	11.03
24	EPS – diluted* (On par value of Rs.2 per share)
	- Before non-recurring / extraordinary items (Rs.)	4.24	3.03	7.80	5.32	11.83
	- After non-recurring / extraordinary (Rs.)	4.24	3.00	7.80	5.30	11.00

* EPS for the quarter and half year ended September 30, 2003 includes Rs. 0.25 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

Notes to consolidated financial statements:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2003, Satyam Europe Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current year.

Consolidated financial results as per US GAAP for the three months and six months ended September 30, 2003

		In thousand US$

		Three months	Three months	Six months	Six months	Year
		ended	ended	ended	ended	Ended
		30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenues	$131,775	$116,304	$253,322	$222,574	$459,207
2	Gross profit	50,616	47,609	97,866	88,899	183,988
3	Income before income taxes, minority interest and equity earnings/ (losses) of associated companies	36,394	11,041	66,134	26,776	84,324
4	Minority interest	—	4,334	—	8,593	11,082
5	Net income	$29,558	$13,215	$53,163	$29,331	$79,772
6	Earnings per share
	- Basic (US$)	0.09	0.04	0.17	0.09	0.26
	- Diluted (US$)	0.09	0.04	0.17	0.09	0.25

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Notes to Consolidated Financial Results as per US GAAP:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2003, Satyam Europe Ltd., Satyam Asia Pte. Ltd., VisionCompass, Inc., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter ended September 30, 2003 is as follows:

		In thousand US$

		Quarter	Quarter	Half- year	Half- year	Year
		ended	ended	ended	ended	ended
Sl. No.	Particulars	30-09-2003	30-09-2002	30-09-2003	30-09-2002	31-03-2003

1	Net profit as per Indian GAAP	32,077	24,300	57,890	46,441	63,110
2	Profit / (Loss) of subsidiaries and associated companies	(1,953)	(4,885)	(4,291)	(10,489)	(16,464)
3	Deferred stock compensation charge	(350)	(425)	(622)	(910)	(3,361)
4	Sale of Shares in Sify - difference in GAAP	(1,216)	—	(1,216)	—	—
5	Sale of stake in Satyam GE – difference in GAAP	—	(2,339)	—	(2,339)	(2,339)
6	Charge off of put option issued to TRW, Inc	—	(3,217)	—	(3,213)	(7,514)
7	Reversal of put option charge to TRW, Inc	—	—	—	—	19,185
8	Provision not required under USGAAP	—	—	—	—	26,439
9	Others, net	1,000	(219)	1,402	(159)	716
10	Total adjustments	(2,519)	(11,085)	(4,727)	(17,110)	16,662
11	Net income as per US GAAP	29,558	13,215	53,163	29,331	79,772

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended June 30, 2003 furnished to the United States Securities Exchange Commission on August 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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